

Mail Stop 3561

February 1, 2018

<u>Via E-mail</u>
David M. Denton
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

> **Re: CVS Health Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 26, 2018**
> **File No. 333-222412**

Dear Mr. Denton:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2018 letter.

<u>Litigation Relating to the Merger, page 36</u>

1. Please provide, on a supplemental basis, copies of all the complaints.

<u>Transaction Premium Analysis, page 138</u>

2. We note your response to comment 5. Please clarify in this section that Barclays did not calculate the implied equity values as part of its Transaction Premium Analysis and clarify the analysis Barclays did undertake for transaction premiums.

<u>Unaudited Prospective Financial Information, page 155</u>

3. Please reconcile the 2018 unlevered free cash flow from the table on page 159, the 2018E revenues from the table on page 160, and the adjusted EPS for 2019E, 2020E and 2021E from the table on page 160 with the board books provided supplementally in response to prior comment one.

      Please contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Creighton O'M. Condon
       Robert M. Katz
       Daniel Litowitz
       Shearman & Sterling LLP